

August 23, 2023

Wong Kim Kwan Kings
Chief Executive Officer
Top Wealth Group Holding Ltd
Units 714 & 715
7F, Hong Kong Plaza
118 Connaught Road West
Hong Kong

   Re: Top Wealth Group Holding Ltd
    Amendment No. 2 to Draft Registration Statement on Form F-1
    Submitted August 14, 2023
    CIK No. 0001978057

Dear Wong Kim Kwan Kings:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement

General, page 9

1. Despite your response to our prior comment 4, we note disclosure that continues to refer to a direct agreement with the sturgeon farm. For example, and without limitation, we note the risk factor on pages 19-20 refers to "our exclusive supply agreement with the PRC sturgeon farm" and states, "In April 2022, we entered into an exclusive supply agreement with the PRC sturgeon farm, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years." The table of principal terms on

pages 62-63 also uses terminology implying that the sturgeon farm is party to the supply agreement. Please further revise your disclosure throughout the prospectus to clarify that your supply agreement is via an agent, Fujian Aoxuanlaisi Biotechnology Co., Ltd., and not directly with the sturgeon farm. In addition, include disclosure that assesses material related risks, including, without limitation, your ability to enforce contractual provisions vis-à-vis the sturgeon farm.

Regulation, page 68

2.   We note your response to our prior comment 5 that you sell your products to distributors before export, and your distributors subsequently ensure your products meet the regulations requirements of the markets the products will enter. Please revise your disclosure to briefly summarize the material regulations to which your products are subject in the markets in which they are sold, and to clarify that you rely on your distributors for compliance therewith, including any material related risks.

Related Party Transactions, page 76

3.   We note your response to our prior comment 6 and reissue it. Update information in this section, and throughout the prospectus, to speak as the date of your prospectus or the latest practicable date. For example, and without limitation, we note references in this section to outstanding amounts as of May 31, 2023, and elsewhere to the number of shares outstanding as of May 17, 2023.

Signatures, page II-5

4.   We note your response to our prior comment 7 and reissue it. Please revise your signature page to identify the individual(s) signing in the capacity of principal financial officer and principal accounting officer, as required by the Instructions to Signatures on Form F-1. If a person is signing in more than one capacity, revise to so indicate.

Exhibits

5.   We note your response to our prior comment 8 and reissue it in part. Revise the exhibit index description of Exhibit 10.11 to refer to both sales contracts, clearly identifying the respective parties and dates of each. Revise the exhibit index description of Exhibit 10.12 for consistency with your disclosure on page 64, which refers to a "service agreement," or alternatively revise your disclosure to refer to a "Lease of Food Factory Project Agreement," as per the exhibit index.

You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing